UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: March 10, 2017

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                      Form 40-F  o

UBS AG produces regular annual and quarterly reports, which are submitted to the SEC under Forms 20-F and 6-K, respectively. These reports are prepared in accordance with International Financial Reporting Standards (IFRS). SEC regulations require certain additional disclosures to be included in registration statements relating to offerings of securities. Certain of this additional disclosure follows herein, and should be read in conjunction with the annual report on Form 20-F for the year ended 31 December 2016 of UBS Group AG and UBS AG, filed with the SEC on 10 March 2017.

Capitalization of UBS AG

The following table presents the consolidated capitalization of UBS AG in accordance with International Financial Reporting Standards (IFRS) and translated into US dollars.

	As of
	31.12.16		30.9.16
in million	CHF	USD	CHF	USD
Debt:
Short term debt issued¹	55,878	54,902	58,681	60,425
Long term debt issued²	73,049	71,722	74,099	76,302
Total debt issued	128,927	126,674	132,779	136,727
Equity attributable to UBS AG shareholders	53,662	52,724	53,556	55,149
Equity attributable to preferred note holders	642	631	654	673
Equity attributable to non-controlling interests	40	39	40	41
Total capitalization	183,271	180,067	187,029	192,589

1 Short-term debt issued is comprised of debt issued (held at amortized cost) and financial liabilities designated at fair value issued by UBS AG and its subsidiaries with a remaining contractual maturity of less than one year.    2 Long-term debt issued is comprised of debt issued (held at amortized cost) and financial liabilities designated at fair value issued by UBS AG and its subsidiaries with a remaining contractual maturity of more than one year.

Swiss franc (CHF) amounts as of 31 December 2016 have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.98252 (the exchange rate in effect as of 31 December 2016), and CHF amounts as of 30 September 2016 have been translated into USD at the rate of CHF 1 = USD 1.02973 (the exchange rate in effect as of 30 September 2016).

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-204908) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; and 333-215255) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Sarah M. Starkweather____

Name:  Sarah M. Starkweather

Title:    Executive Director

UBS AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Sarah M. Starkweather____

Name:  Sarah M. Starkweather

Title:    Executive Director

Date:  March 10, 2017